Exhibit 99.1

AMRYT ANNOUNCES Q2 2020 RESULTS AND ISSUES POSITIVE REVENUE GUIDANCE FOR FY 2020

New revenue guidance of $170M - $175M in 2020

Conference call and webcast today 0830 ET / 1330 BST

DUBLIN, Ireland, and Boston MA, August 6, 2020, Amryt (Nasdaq: AMYT, AIM: AMYT, Euronext Growth: AYP), a global, commercial-stage biopharmaceutical company dedicated to developing and commercializing novel therapeutics to treat patients suffering from serious and life-threatening rare diseases, today announces unaudited financial results and provides a business update for the second quarter ended June 30, 2020.

•	22% YoY growth in unaudited Q2 revenues to $46.2M (Q2 2019[1] unaudited combined revenues: $37.9M)

•	26% YoY increase in unaudited H1 revenues to $90.8M (H1 2019[1] unaudited combined revenues: $72.3M)

•	4% QoQ unaudited revenue growth in Q2 versus Q1 ($44.6M). 9% growth QoQ excluding the impact of irregular orders in Q1 and Q2

•
$12.0M operating loss before finance expense in Q2.  Excluding non-cash items and share based compensation expenses, this resulted in EBITDA[2] of $6.9M in Q2 representing 50% QoQ growth and delivering $11.5M EBITDA[2] for H1

•	Strong cash generation during H1 with $9.7M of cash generated from operating activities

•	Robust financial position with $67.0M in unrestricted cash at June 30, 2020

•	Issuing FY 2020 revenue guidance of between $170M and $175M (2019[1]: $154.1m)

•	On July 8, 2020, Amryt listed on the Nasdaq Global Select Market (“Nasdaq”)

Joe Wiley, CEO of Amryt Pharma, commented:

“The very positive momentum we experienced during 2019 and Q1 this year has been maintained through Q2 and I am pleased to report that our business continues to perform and grow beyond our expectations, notwithstanding the obvious challenges we have faced in working through the very different environment presented by the COVID-19 pandemic.  Our primary focus remains the health and well-being of our team, patients, carers, partners and their families.

Our two commercial products, metreleptin and lomitapide continue to deliver growth across a host of metrics including revenue and EBITDA growth, cash generation and market expansion.  We have had in place for some time, the management team, systems and infrastructure to support and scale the growth of our global business.

Our exciting development pipeline of new therapeutic drug candidates for diseases where there is a high unmet medical need continues to progress in line with our expectations.  In particular, we look forward to announcing top-line data from our EASE Phase 3 global clinical trial in late Q3 / early Q4.

Despite the uncertainties brought about by COVID-19, we believe we have good visibility on our commercial business in the second half of the year.  Our confidence in the stability and prospects for our business is illustrated today as we are issuing formal and positive guidance to the market for FY 2020 revenues.”

Q2 and Recent Business Highlights:

•
In June 2020, Amryt publicly filed a Registration statement on Form F-1 with the U.S. Securities and Exchange Commission (“SEC”) relating to the listing of American Depositary Shares (“ADSs”) on  Nasdaq.  Amryt’s ADSs began trading on Nasdaq on July 8, 2020 under the symbol AMYT

•	Amryt signed a distribution agreement for Myalepta® with Swixx BioPharma AG (“Swixx”) across 17 jurisdictions in Central and Eastern Europe in June 2020

•
EASE, Amryt’s global pivotal Phase 3 trial in patients with dystrophic and junctional Epidermolysis Bullosa (“EB”), closed enrolment in April and is on track for top-line data readout in late Q3 / early Q4 2020

Q2 Financial Highlights:

Revenues

•	$46.2M unaudited Q2 revenues representing a 22% increase on unaudited combined revenues of $37.9M in Q2 2019[1]

•	4% quarter on quarter unaudited revenue growth in Q2 2020 versus Q1 2020 ($44.6M). 9% growth quarter on quarter excluding the impact of irregular orders in Q1 and Q2

•
33% growth in Myalept® / Myalepta® (metreleptin) revenues to $27.9M in the quarter (Q2 2019: unaudited combined revenues[1] $20.9M).  Metreleptin revenues were bolstered by a $1.1M order which typically occurs once annually

•	8% increase in Juxtapid®/Lojuxta® (lomitapide) revenues to $18.1M in the quarter (Q2 2019: unaudited combined revenues[1] $16.8M)

•	US revenues accounted for 52% of total global revenues in Q2

•
EMEA revenues accounted for 38% of global revenues, driven by the continued rollout of metreleptin post European Medicines Agency (“EMA”) approval in 2018.  Q2 revenues for EMEA were favourably impacted by seasonal patterns and by forward ordering in certain jurisdictions driven by the COVID-19 pandemic

[1]
Unaudited combined revenues for 2019 represent the combined unaudited revenues of the Company assuming the acquisition by Amryt of Aegerion happened on 1 January 2019. It also (i) excludes revenues from sales to end-users in Japan following the out-licencing of Juxtapid to Recordati in February 2019, (ii) excludes up-front payments from Recordati in 2019, and (iii) includes a 22.5% royalty on Japanese sales of Juxtapid from 1 January 2019 as if the Recordati agreement was in place from that date.

Statutory and adjusted Q2 results:

US$M	Q2 2019 (unaudited)	Q2 2020 (unaudited)	Q2 2020 Non-cash Items[3]	Q2 2020 Non-GAAP Adjusted
Revenue	4.6	46.2	-	46.2
Gross profit	2.8	16.7	17.6	34.3
R&D	(3.7)	(6.2)	-	(6.2)
SG&A	(6.1)	(21.6)	0.5	(21.1)
Acquisition & severance related costs	(2.6)	(0.1)	-	(0.1)
Share based compensation expenses	(0.1)	(0.8)	0.8	-
Operating (loss) / profit before finance expense	(9.7)	(12.0)	18.9	6.9 [2]
Unrestricted cash & cash equiv.	5.3	67.0	-	67.0

[2]
EBITDA is earnings before interest, tax, depreciation, amorstisation and share based compensation expenses. To supplement Amryt’s financial results presented in accordance with IFRS generally accepted accounting principles, the Company uses EBITDA as a key measure of company performance as the Company believes that this measure is most reflective of the operational profitability or loss of the Company and provides management and investors with useful supplementary information which can enhance their ability to evaluate the operating performance of the business.  EBITDA, as measured by the Company, is not meant to be considered in isolation or as a substitute to operating profit / loss attributable to Amryt and should be read in conjunction with the Company’s condensed consolidated financial statements prepared in accordance with IFRS.

[3]
Non-cash items include amortisation of the acquired metreleptin and lomitapide intangible assets ($11.1M), amortisation of the inventory fair value step-up that was acquired at the acquisition date ($6.5M), depreciation ($0.5M) and share based compensation expenses ($0.8M).

The Q2 operating loss of $12.0M includes the impact of non-cash items including amortisation, depreciation and the impact of share-based compensation expenses.  Adjusting for these non-cash items, the Company delivered $6.9M of EBITDA2 for the quarter. R&D expenses decreased to $6.2M in Q2 (Q1: $8.9M).  SG&A expenses increased in Q2 to $21.6M (Q1: $18.4M).

Financial Position:

Cash generated from operating activities in Q2 was $3.5M. During the quarter, the Company paid $4.0M in net finance payments, $4.2M in residual payments related to legacy fines levied on Aegerion and $0.1M in capital expenditure.  The legacy fines will be fully discharged by the end of Q1 2021. At June 30, 2020, the Company had unrestricted cash and cash equivalents of $67.0M (unaudited), compared to unrestricted cash and cash equivalents at December 31, 2019 of $65.2M (audited).

Financial Guidance and Outlook:

Revenues for the FY 2020 are expected to be in the range $170M - $175M.  This forecast takes into account the seasonality and forward-ordering patterns already identified in Q2 and the impact of variable orders in H1.

Webcast and Conference Call:

Management will host a webcast for analysts and investors today at 0830 ET / 1330 BST.

Webcast Player URL: https://edge.media-server.com/mmc/p/7ujspsgk

Telephone Dial in details:

Standard International Number	+44 (0) 203 009 5709
United States	+1 646 787 1226
United Kingdom (Local)	+44 (0) 844 493 6766
Ireland	+ 353 (1) 506 0626

Confirmation Code	7674874

A playback facility will be available from August 6, 2020 at 1330 ET / 1830 BST – August 13, 2020 at 1330 ET / 1830 BST.  Access details as follows: Confirmation Code: 7674874 | US: + 1 917 677 7532 | UK/International: +44 (0) 3333 00 9785 | Ireland: +353 (1) 553 8777.

Enquiries:

Amryt Pharma plc	+353 (1) 518 0200
Joe Wiley, CEO Rory Nealon, CFO/COO

LifeSci Advisors, LLC	+1 (212) 915 2564
Tim McCarthy

Consilium Strategic Communications	+44 (0) 20 3709 5700
Amber Fennell, Matthew Neal, Ashley Tapp

About Amryt

Amryt is a biopharmaceutical company focused on developing and delivering innovative new treatments to help improve the lives of patients with rare and orphan diseases. Amryt comprises a strong and growing portfolio of commercial and development assets.

Amryt’s commercial business comprises two orphan disease products.

Juxtapid®/ Lojuxta® (lomitapide) is approved as an adjunct to a low-fat diet and other lipid-lowering medicinal products for adults with the rare cholesterol disorder, Homozygous Familial Hypercholesterolaemia (“HoFH”) in the US, Canada, Columbia, Argentina and Japan (under the trade name Juxtapid®) and in the EU (under the trade name Lojuxta®). HoFH is a rare genetic disorder which impairs the body’s ability to remove low density lipoprotein (“LDL”) cholesterol (“bad” cholesterol) from the blood, typically leading to abnormally high blood LDL cholesterol levels in the body from before birth - often ten times more than people without HoFH - and subsequent aggressive and premature cardiovascular disease.

Myalept® / Myalepta® (metreleptin) is approved in the US (under the trade name Myalept®) as an adjunct to diet as replacement therapy to treat the complications of leptin deficiency in patients with congenital or acquired generalized lipodystrophy (GL) and in the EU (under the trade name Myalepta®) for the treatment of leptin deficiency in patients with congenital or acquired GL in adults and children two years of age and above and familial or acquired partial lipodystrophy (PL) in adults and children 12 years of age and above for whom standard treatments have failed to achieve adequate metabolic control. Metreleptin is also approved for lipodystrophy in Japan. Generalised and partial lipodystrophy are rare disorders characterised by loss or lack of adipose tissue resulting in the deficiency of the hormone leptin, produced by fat cells and are associated with severe metabolic abnormalities including severe insulin resistance, diabetes, hypertriglyceridemia and fatty liver disease.

Amryt’s lead development candidate, FILSUVEZ® is a potential treatment for the cutaneous manifestations of Epidermolysis Bullosa (“EB”), a rare and distressing genetic skin disorder affecting young children and adults for which there is currently no approved treatment. FILSUVEZ® has been granted Rare Pediatric Disease Designation and has also received a Fast Track Designation from the U.S. Food and Drug Administration. The European and US market opportunity for EB is estimated by the Company to be in excess of $1.0 billion.

In March 2018, Amryt in-licenced a pre-clinical gene-therapy platform technology, AP103, which offers a potential treatment for patients with Recessive Dystrophic Epidermolysis Bullosa, a subset of EB, and is also potentially relevant to other genetic disorders.

For more information on Amryt, including products, please visit www.amrytpharma.com.

This announcement contains inside information for the purposes of article 7 of the Market Abuse Regulation (EU) 596/2014.

The person making this notification on behalf of Amryt is Rory Nealon, CFO/COO and Company Secretary.

Financial Advisors

Shore Capital (Edward Mansfield, Daniel Bush, John More) are NOMAD and Joint Broker to Amryt in the UK. Stifel (Ben Maddison, Nicholas Moore) are Joint Broker to the company in the UK.  Davy (John Frain, Daragh O’Reilly) act as Euronext Growth advisor and Joint Broker to the company in Dublin.

Forward-Looking Statements

Statements in this announcement with respect to Amryt’s business, strategies, timing for completion of and announcing results from the EASE study, the potential impact of closing enrollment in the EASE study, as well as other statements that are not historical facts are forward-looking statements involving risks and uncertainties which could cause the actual results to differ materially from such statements. Statements containing the words “expect”, “anticipate”, “intends”, “plan”, “estimate”, “aim”, “forecast”, “project” and similar expressions (or their negative) identify certain of these forward-looking statements. The forward-looking statements in this announcement are based on numerous assumptions and Amryt’s present and future business strategies and the environment in which Amryt expects to operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These statements are not guarantees of future performance or the ability to identify and consummate investments. Many of these risks and uncertainties relate to factors that are beyond each of Amryt’s ability to control or estimate precisely, such as future market conditions, the course of the COVID-19 pandemic, currency fluctuations, the behaviour of other market participants, the outcome of clinical trials, the actions of regulators and other factors such as Amryt’s ability to obtain financing, changes in the political, social and regulatory framework in which Amryt operates or in economic, technological or consumer trends or conditions. Past performance should not be taken as an indication or guarantee of future results, and no representation or warranty, express or implied, is made regarding future performance. No person is under any obligation to update or keep current the information contained in this announcement or to provide the recipient of it with access to any additional relevant information that may arise in connection with it. Such forward-looking statements reflect the Company’s current beliefs and assumptions and are based on information currently available to management.

Amryt Pharma plc

Condensed Consolidated Statement of Comprehensive Loss

		Three Months Ended June 30,		Six Months Ended June 30,
		2020 (unaudited)	2019 (unaudited)	2020 (unaudited)	2019 (unaudited)
	Note	US$’000		US$’000
Revenue	3	46,185	4,649	90,759	9,191
Cost of sales		(29,471)	(1,874)	(62,091)	(3,704)
Gross profit		16,714	2,775	28,668	5,487
Research and development expenses		(6,197)	(3,713)	(15,131)	(5,218)
Selling, general and administrative expenses		(21,588)	(6,051)	(39,994)	(9,947)
Acquisition and severance related costs		(47)	(2,619)	(900)	(2,619)
Share based payment expenses	4	(858)	(131)	(1,603)	(222)
Operating loss before finance expense		(11,976)	(9,739)	(28,960)	(12,519)
Non-cash change in fair value of contingent consideration	5	(3,118)	(1,913)	(6,024)	(3,851)
Non-cash contingent value rights finance expense	5	(1,493)	—	(2,941)	—
Net finance expense - other		(4,717)	(671)	(14,133)	(1,332)
Loss on ordinary activities before taxation		(21,304)	(12,323)	(52,058)	(17,702)
Tax credit/(charge) on loss on ordinary activities		3,135	(10)	4,992	(16)
Loss for the period attributable to the equity holders of the Company		(18,169)	(12,333)	(47,066)	(17,718)
Exchange translation differences which may be reclassified through profit or loss		(926)	(80)	(939)	—
Total other comprehensive loss		(926)	(80)	(939)	—
Total comprehensive loss for the period attributable to the equity holders of the Company		(19,095)	(12,413)	(48,005)	(17,718)

Loss per share
Loss per share - basic and diluted, attributable to ordinary equity holders of the parent (US$)	6	(0.12)	(0.27)	(0.30)	(0.39)

Amryt Pharma plc

Condensed Consolidated Statement of Financial Position

		As at,
		June 30, 2020 (unaudited)	December 31, 2019 (audited)
	Note	US$’000

Assets
Non-current assets
Goodwill	7	30,813	30,813
Intangible assets	7	329,149	350,953
Property, plant and equipment		6,989	3,036
Other non-current assets		1,754	2,306
Total non-current assets		368,705	387,108
Current assets
Trade and other receivables	8	46,259	36,387
Inventories		23,599	43,623
Cash and cash equivalents, including restricted cash	9	67,126	67,229
Total current assets		136,984	147,239
Total assets		505,689	534,347

Equity and liabilities
Equity attributable to owners of the parent
Share capital	10	11,918	11,918
Share premium	10	2,422	2,422
Other reserves		249,264	248,656
Accumulated deficit		(180,684)	(133,674)
Total equity		82,920	129,322
Non-current liabilities
Contingent consideration and contingent value rights	5	111,707	102,461
Deferred tax liability		14,275	18,921
Long term loan	11	84,392	81,610
Convertible notes	12	98,915	96,856
Provisions and other liabilities	13	4,734	4,963
Total non-current liabilities		314,023	304,811
Current liabilities
Trade and other payables		89,424	76,596
Provisions and other liabilities	13	19,322	23,618
Total current liabilities		108,746	100,214
Total liabilities		422,769	405,025
Total equity and liabilities		505,689	534,347

Amryt Pharma plc

Condensed Consolidated Statement of Cash Flows

		Six Months Ended June 30,
		2020 (unaudited)	2019 (unaudited)
	Note	US$’000
Cash flows from operating activities
Loss on ordinary activities after taxation		(47,066)	(17,718)
Net finance expense - other		14,133	1,332
Depreciation and amortization		22,747	327
Amortization of inventory fair value step-up		15,975	—
Share based payment expenses	4	1,603	222
Non-cash change in fair value of contingent consideration	5	6,024	3,851
Non-cash contingent value rights finance expense	5	2,941	—
Deferred taxation credit		(4,646)	—
Movements in working capital and other adjustments:
Change in trade and other receivables	8	(9,872)	(811)
Change in trade and other payables		12,828	2,871
Change in provision and other liabilities	13	(9,593)	—
Change in inventories		4,049	(806)
Change in non-current assets		552	73
Net cash flow from (used in) operating activities		9,675	(10,659)

Cash flow from investing activities
Payments for property, plant and equipment		(79)	(118)
Deposit interest received		85	(36)
Net cash flow from (used in) investing activities		6	(154)

Cash flow from financing activities
Increase in long term debt		—	5,649
Payment of leases		(667)	(161)
Interest paid		(4,850)	(321)
Net cash flow (used in) from financing activities		(5,517)	5,167

Exchange and other movements		(4,267)	(155)
Net change in cash and cash equivalents		(103)	5,801
Cash and cash equivalents at beginning of the period		67,229	11,226
Restricted cash at end of the period		151	150
Cash at bank available on demand at end of the period		66,975	5,275
Total cash and cash equivalents at end of the period		67,126	5,425

Amryt Pharma plc

Condensed Consolidated Statement of Changes in Equity

For the period ended June 30, 2020

		Share capital	Share premium	Warrant reserve	Treasury shares	Share based payment reserve	Merger reserve	Reverse acquisition reserve	Equity component of convertible notes	Other distributable reserves	Currency translation reserve	Accumulated deficit	Total
	Note	US$’000
Balance at January 1, 2020 (audited)		11,918	2,422	29,523	(7,534)	3,190	42,627	(73,914)	29,210	217,634	7,920	(133,674)	129,322
Loss for the period		—	—	—	—	—	—	—	—	—	—	(47,066)	(47,066)
Foreign exchange translation reserve		—	—	—	—	—	—	—	—	—	(939)	—	(939)
Total comprehensive loss for the period		—	—	—	—	—	—	—	—	—	(939)	(47,066)	(48,005)
Transactions with owners
Share based payment expense	4	—	—	—	—	1,603	—	—	—	—	—	—	1,603
Share based payment expense – lapsed		—	—	—	—	(56)	—	—	—	—	—	56	—
Total transactions with owners		—	—	—	—	1,547	—	—	—	—	—	56	1,603
Balance at June 30, 2020 (unaudited)		11,918	2,422	29,523	(7,534)	4,737	42,627	(73,914)	29,210	217,634	6,981	(180,684)	82,920

Amryt Pharma plc

Condensed Consolidated Statement of Changes in Equity

For the period ended June 30, 2019

		Share capital	Share premium	Warrant reserve	Treasury shares	Share based payment reserve	Merger reserve	Reverse acquisition reserve	Equity component of convertible notes	Other distributable reserves	Currency translation reserve	Accumulated deficit	Total
	Note	US$’000
Balance at January 1, 2019 (audited)		25,198	68,233	—	—	6,473	42,627	(73,914)	—	—	(51)	(72,263)	(3,697)
Loss for the period		—	—	—	—	—	—	—	—	—	—	(17,718)	(17,718)
Total comprehensive loss for the period		—	—	—	—	—	—	—	—	—	—	(17,718)	(17,718)
Transactions with owners
Share based payment expense	4	—	—	—	—	222	—	—	—	—	—	—	222
Total transactions with owners		—	—	—	—	222	—	—	—	—	—	—	222
Balance at June 30, 2019 (unaudited)		25,198	68,233	—	—	6,695	42,627	(73,914)	—	—	(51)	(89,981)	(21,193)

1. General information

We are a global, commercial-stage biopharmaceutical company dedicated to commercializing and developing novel therapeutics to treat patients suffering from serious and life-threatening rare diseases.

As used herein, references to ‘‘we,’’ ‘‘us,’’ ‘‘Amryt’’ or the ‘‘Group’’ in these condensed consolidated interim financial statements shall mean Amryt Pharma plc and its global subsidiaries, collectively. References to the ‘‘Company’’ in these condensed consolidated interim financial statements shall mean Amryt Pharma plc.

Amryt Pharma plc is a company incorporated in England and Wales. The Company is listed on Nasdaq (ticker:AMYT), the AIM market of the London Stock Exchange (ticker: AMYT) and the Euronext Growth Exchange of the Irish Stock Exchange (ticker: AYP).

Aegerion Pharmaceuticals, Inc. (‘‘Aegerion’’), a former subsidiary of Novelion Therapeutics Inc. (‘‘Novelion’’), is a rare and orphan disease company with a diversified offering of multiple commercial and development stage assets. The acquisition of Aegerion by Amryt in September 2019 has given Amryt an expanded commercial footprint to market two U.S. and EU approved products, lomitapide (JUXTAPID (U.S.) / LOJUXTA (EU)) and metreleptin (MYALEPT (U.S.) / MYALEPTA (EU)).

On July 10, 2019, the shareholders of the Company approved a resolution to give authority to the Company to undertake a consolidation of the existing ordinary shares in the capital of the Company under which every six existing ordinary shares were consolidated into one ordinary share. The number of shares in issue at June 30, 2019 has been adjusted to reflect this share consolidation on July 10, 2019 for the purposes of the loss per share calculation. The number of share options outstanding at January 1, 2019 and the share options granted and lapsing during the six months ended June 30, 2019 have been restated to reflect the 2019 share consolidation.

On September 20, 2019, Amryt registered FILSUVEZ as the trademark name for the Group’s lead development asset, AP101, in the European Union. On February 18, 2020, Amryt also registered this trademark name in the United States and is in the process of registering the FILSUVEZ trademark in other key jurisdictions.

On July 8, 2020, Amryt listed on the Nasdaq Global Select Market under the symbol AMYT.  The Company has not issued any new securities in connection with this filing.  The Ordinary Shares will continue to trade on the AIM market of the London Stock Exchange (“AIM”) and the Euronext Growth Market in Dublin (“Euronext”).

2. Accounting policies

Basis of preparation

The condensed consolidated interim financial statements of the Group have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (‘‘IFRS’’) and should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2019. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the Group’s financial position and performance since the last annual financial statements. The accounting policies used in the preparation of the interim financial information are the same as those used in the Group’s audited financial statements for the year ended December 31, 2019 and those which are expected to be used in the financial statements for the year ending December 31, 2020.

Results for the six-month period ended June 30, 2020 are not necessarily indicative of the results that may be expected for the financial year ending December 31, 2020.

Basis of going concern

Having considered the Group’s current financial position and cash flow projections, the Board of Directors believes that the Group will be able to continue in operational existence for at least the next 12 months from the date of approval of these condensed consolidated interim financial statements and that it is appropriate to continue to prepare the condensed consolidated interim financial statements on a going concern basis.

A key consideration for the impact on going concern is the acquisition of Aegerion, which was completed in September 2019. This acquisition represents a significant step forward for Amryt and has created value for Amryt with immediate effect post-deal close through enhanced scale of the combined Group, which Amryt believes has the potential to drive revenues and deliver operational synergies through a combination of medical, commercial, clinical, development and regulatory infrastructure. Additionally, Amryt completed a US$60,000,000 fundraising as part of the acquisition of Aegerion.

Since a novel strain of coronavirus (SARS-CoV-2) causing a disease referred to as COVID-19 was first reported in December 2019, the disease has spread across the world, including countries in which we have patients and in which we have planned or active clinical trial sites.  The outbreak and government measures taken in response have had a significant impact, both direct and indirect, on all businesses and commerce as supply chains have been disrupted, facilities and production have been suspended and demand for certain goods and services has spiked while demand for other goods and services has fallen.  As COVID-19 continues to spread around the globe, Amryt may experience disruptions that could affect its business, preclinical studies and clinical trials.

Amryt provides therapeutic products to Homozygous Familial Hypercholesterolemia (‘‘HoFH’’) and lipodystrophy patients globally on a recurring basis. Once lomitapide (for the treatment of HoFH) or metreleptin (for the treatment of lipodystrophy) is prescribed by physicians, patients are typically on treatment over a long period of time with repeat prescriptions for each patient. To date the Group has seen minimal impact of the COVID-19 pandemic on the business given the majority of revenues are recurring in nature and the Group has a strong cash position and resources to support the Group’s ability to continue as a going concern.

Basis of consolidation

The condensed consolidated interim financial statements comprise the financial statements of the Group for the six months ended June 30, 2020. Subsidiaries are entities controlled by the Company. Where the Company has control over an investee, it is classified as a subsidiary. The Company controls an investee if all three of the following elements are present: power over an investee, exposure or rights to variable returns from its involvement with the investee and the ability to use its power to affect those variable returns. Control is reassessed whenever facts and circumstances indicate that there may be a change in any of these elements of control.

Subsidiaries are fully consolidated from the date that control commences until the date that control ceases. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group. Intergroup balances and any unrealized gains or losses, income or expenses arising from intergroup transactions are eliminated in preparing the consolidated financial statements.

Presentation of balances

The condensed consolidated interim financial statements are presented in U.S. dollars (‘‘US$’’) which is the functional currency of the Company and presentation currency of the Group.

The following table discloses the major exchange rates of those currencies other than the functional currency of US$ that are utilized by the Group:

Foreign currency units to 1 US$	€	£	CHF	SEK	NOK	DKK
Average three-month period to June 30, 2019 (unaudited)	0.8899	0.7779	1.0027	9.4437	8.6446	6.6447
Average six-month period to June 30, 2019 (unaudited)	0.8852	0.7731	0.9997	9.3070	8.6124	6.6079
At June 30, 2019 (unaudited)	0.8794	0.7876	0.9762	9.2851	8.5313	6.5641

Foreign currency units to 1 US$	€	£	CHF	SEK	NOK	DKK
Average period to December 31, 2019 (audited)	0.8932	0.7836	0.9938	9.4533	8.7976	6.6690
At December 31, 2019 (audited)	0.8929	0.7624	0.971	9.3282	8.8046	6.6698

Foreign currency units to 1 US$	€	£	CHF	SEK	NOK	DKK
Average three-month period to June 30, 2020 (unaudited)	0.9087	0.8060	0.9641	9.6960	10.0326	6.7776
Average six-month period to June 30, 2020 (unaudited)	0.9077	0.7935	0.9660	9.6789	9.7529	6.7763
At June 30, 2020 (unaudited)	0.8890	0.8115	0.9486	9.3143	9.6838	6.6259

(€ = Euro; £ = Pounds Sterling, CHF = Swiss Franc, SEK = Swedish Kroner, NOK = Norwegian Kroner, DKK = Danish Kroner)

Changes in accounting policies and disclosures

There are no new standards and amendments to IFRS effective as of January 1, 2020 that are relevant to the Group.

Critical accounting judgements and key sources of estimation uncertainty

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and amounts reported in the financial statements and accompanying notes. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The significant estimates, assumptions or judgements, applied in the condensed consolidated interim financial statements were the same as those applied in the Group’s audited financial statements for the year ended December 31, 2019.

Principal accounting policies

The condensed consolidated interim financial statements have been prepared in accordance with the accounting policies adopted in the Group’s audited financial statements for the year ended December 31, 2019.

3. Segment information

The Group is a global, commercial-stage biopharmaceutical company dedicated to commercializing and developing novel therapeutics to treat patients suffering from serious and life-threatening rare diseases.

The Group currently operates as one business segment, pharmaceuticals, and is focused on the development and commercialization of two commercial products and two development products. The Group derives its revenues primarily from one source, the pharmaceutical sector with high unmet medical need.

The Group’s Chief Executive Officer, Joseph Wiley, is currently the Group’s chief operating decision maker (‘‘CODM’’). The Group does not operate any separate lines of business or separate business entities with respect to its products. Accordingly, the Group does not accumulate discrete financial information with respect to separate service lines and does not have separate reportable segments.

The following table summarizes total revenues from external customers by product and by geographic region, based on the location of the customer. Revenues represent the revenue from the Group for the three and six months ended June 30, 2020 and 2019. Revenue in the three and six months ended June 30, 2020 include revenues from the acquired Aegerion Group and associated products and regions. Revenues in the three and six months ended June 30, 2019 do not include revenues from the acquired Aegerion Group as this acquisition was completed in September 2019.

	Three months ended June 30, 2020 (unaudited)
	U.S.	EMEA	Other	Total
	US$’000
Metreleptin	14,666	11,182	2,051	27,899
Lomitapide	9,344	6,341	2,367	18,052
Other	—	146	88	234
Total revenue	24,010	17,669	4,506	46,185

	Three months ended June 30, 2019 (unaudited)
	U.S.	EMEA	Other	Total
	US$’000
Metreleptin	—	—	—	—
Lomitapide	—	4,474	—	4,474
Other	—	175	—	175
Total revenue	—	4,649	—	4,649

	Six months ended June 30, 2020 (unaudited)
	U.S.	EMEA	Other	Total
	US$’000
Metreleptin	29,580	19,810	5,436	54,826
Lomitapide	18,814	11,574	5,085	35,473
Other	—	372	88	460
Total revenue	48,394	31,756	10,609	90,759

	Six months ended June 30, 2019 (unaudited)
	U.S.	EMEA	Other	Total
	US$’000
Metreleptin	—	—	—	—
Lomitapide	—	8,893	—	8,893
Other	—	298	—	298
Total revenue	—	9,191	—	9,191

Major Customers

For the three and six months ended June 30, 2020, one customer accounted for 52% and 53%, respectively, of the Group’s net revenues and accounted for 31% of the Group’s June 30, 2020 accounts receivable balance. For the three and six months ended June 30, 2019, the Group generated over 66% and 68%, respectively, of its lomitapide revenue in Italy, the Netherlands and Greece. The largest lomitapide customer in the three and six months ended June 30, 2019 was a distributor in Italy.

4. Share based payments

On July 10, 2019, the shareholders of the Company approved a resolution to give authority to the Company to undertake a consolidation of the existing ordinary shares in the capital of the Company under which every 6 existing ordinary shares were consolidated into one ordinary share.

Under the terms of the Company’s Employee Share Option Plan, options to purchase 17,081,601 shares were outstanding at June 30, 2020. Under the terms of this plan, options are granted to officers, consultants and employees of the Group at the discretion of the Remuneration Committee. A total of 2,687,000 share options were granted to employees in the six-month period ended June 30, 2020. For the year ended December 31, 2019, a total of 11,330,641 share options were granted to directors and employees.

Outstanding warrants at June 30, 2020 and December 31, 2019 consisted of 17,196,273 zero cost warrants with no expiration date that were issued to Aegerion creditors in connection with the acquisition of Aegerion. The remaining warrants consisting of 345,542 warrants were issued in connection with the admission to the AIM in 2016.

The number and weighted average exercise price (in Sterling pence) of share options and warrants per ordinary share is as follows:

	Share Options		Warrants
	Units	Weighted average exercise price (Sterling pence)	Units	Weighted average exercise price (Sterling pence)
Balance at January 1, 2019 (restated for 6:1 share consolidation)	3,250,855	115.20p	3,818,325	144.00	p
Granted	11,330,641	117.01p	18,841,378	—
Lapsed	(99,776)	197.66p	(3,472,783)	144.00	p
Exercised	—	—	(1,645,105)	—
Outstanding at December 31, 2019 (audited)	14,481,720	116.00p	17,541,815	0.03	p
Exercisable at December 31, 2019 (audited)	2,468,310	109.08p	17,541,815	0.03	p

Balance at January 1, 2020	14,481,720	116.00p	17,541,815	0.03	p
Granted	2,687,000	123.50p	—	—
Lapsed	(87,119)	113.42p	—	—
Exercised	—	—	—	—
Outstanding at June 30, 2020 (unaudited)	17,081,601	117.19p	17,541,815	0.03	p
Exercisable at June 30, 2020 (unaudited)	2,968,637	106.56p	17,541,815	0.03	p

Fair value is estimated at the date of grant using the Black-Scholes pricing model, taking into account the terms and conditions attached to the grant. The following are the inputs to the model for the equity instruments granted during the period:

	June 30, 2020 Options Inputs (unaudited)		June 30, 2020 Warrant Inputs (unaudited)	December 31, 2019 Options Inputs (audited)		December 31, 2019 Warrant Inputs (audited)
Days to Expiration	2,555		—	2,555		—
Volatility	33%		—	27% - 48%		—
Risk free interest rate	0.46%		—	0.38% - 0.83%		—
Share price at grant	123.5	p	—	75.84p – 121.5	p	—

In the six months ended June 30, 2020, a total of 2,687,000 share options exercisable at a weighted average price of £1.235 were granted. The fair value of share options granted in the six months ended June 30, 2020 was £3,318,445/US$4,249,000. The share options outstanding as at June 30, 2020 have a weighted remaining contractual life of 5.84 years with exercise prices ranging from £0.76 to £1.55.

The 2016 warrants outstanding as at June 30, 2020 have a weighted remaining contractual life of 0.8 years with an exercise price of £1.44.

The value of share options charged to the Consolidated Statement of Comprehensive Loss during the three and six month periods are as follows:

	Three months ended June 30,		Six months ended June 30,
	2020 (unaudited)	2019 (unaudited)	2020 (unaudited)	2019 (unaudited)
	US$’000
Share option expense	858	131	1,603	222
Total share option expense	858	131	1,603	222

5. Business combinations and asset acquisitions

Acquisition of Aegerion Pharmaceuticals

On May 20, 2019, Amryt entered into a Restructuring Support Agreement (as subsequently amended on June 12, 2019) and Plan Funding Agreement pursuant to which, among other matters, Amryt agreed to the acquisition of Aegerion, a former wholly-owned subsidiary of Novelion. On May 20, 2019, Aegerion and its U.S. subsidiary, Aegerion Pharmaceuticals Holdings, Inc., filed voluntary petitions under Chapter 11 of Title 11 of the U.S. Code in the Bankruptcy Court. On September 24, 2019, Amryt completed the acquisition of Aegerion. Amryt acquired Aegerion upon its emergence from bankruptcy in an exchange for ordinary shares and zero cost warrants in Amryt. Amryt issued 85,092,423 effective shares at US$1.793 per share, which is made up of 77,027,423 ordinary shares and 8,065,000 zero cost warrants, to acquire Aegerion for a value of US$152,615,000.

The acquired goodwill is attributable principally to the profit generating potential of the businesses, the assembled workforce and benefits arising from embedded infrastructure, that are expected to be achieved from integrating the acquired businesses into the Group’s existing business. No amount of goodwill is expected to be deductible for tax purposes.

The initial assignment of fair values to identifiable net assets acquired has been performed on a provisional basis due to the relative size of the acquisition and the timing of the transaction. Any amendments to these fair values within the twelve-month timeframe from the date of acquisition will be disclosed in the consolidated financial statements for the year ending December 31, 2020, as stipulated by IFRS 3 Business combinations.

Contingent Value Rights

Related to the transaction, Amryt issued Contingent Value Rights (‘‘CVRs’’) pursuant to which up to US$85,000,000 may become payable to Amryt’s shareholders and option holders, who were on the register prior to the completion of the acquisition on September 20, 2019, if certain approval and revenue milestones are met in relation FILSUVEZ, Amryt’s lead product candidate. If any such milestone is achieved, Amryt may elect to pay the holders of CVRs by the issue of Amryt shares or loan notes. If Amryt elects to issue Loan Notes to holders of CVRs, it will settle such loan notes in cash 120 days after their issue. If none of the milestones are achieved, scheme shareholders and option holders will not receive any additional consideration under the terms of the CVRs. In these circumstances, the value of each CVR would be zero.

The terms of the CVRs are as follows:

•	The total CVR payable is up to US$85,000,000

•	This is divided into three milestones which are related to the success of FILSUVEZ (the Group’s lead development asset, currently in Phase 3 clinical trials)

•	FDA approval

o	US$35,000,000 upon FDA approval

o	100% of the amount due if approval is obtained before December 31, 2021, with a sliding scale on a linear basis to zero if before July 1, 2022

•	EMA approval

o	US$15,000,000 upon EMA approval

o	100% of the amount due if approval is obtained before December 31, 2021, with a sliding scale on a linear basis to zero if before July 1, 2022

•	Revenue targets

o	US$35,000,000 upon FILSUVEZ revenues exceeding US$75,000,000 in any 12-month period prior to June 30, 2024

•	Payment can, at the Board’s discretion, be in the form of either:

o	120-day loan notes (effectively cash), or

o	Shares valued using the 30 day / 45-day VWAP.

The CVRs were contingent on the successful completion of the acquisition and, accordingly, have been based on fair value as at September 24, 2019. On consolidation, given that CVRs were issued to legacy Amryt shareholders in their capacity as owners of the identified acquirer as opposed to the seller in the transaction, management concluded that the most appropriate classification would be to recognize the CVR as a distribution on consolidation instead of goodwill.

Measurement of CVRs

As at June 30, 2020, the carrying value of the CVRs was US$52,354,000 (December 31, 2019: US$49,413,000). The value of the potential payout was calculated using the probability-weighted expected returns method. Using this method, the potential payment amounts were multiplied by the probability of achievement and discounted to present value. The probability adjusted present values took into account published orphan drug research data and statistics which were adjusted by management to reflect the specific circumstances applicable to the type of product acquired in the Amryt GmbH transaction. Discount rates of 10% and 16.5% (December 31, 2019: 10% and 16.5%), as applicable, were used in the calculation of the present value of the estimated contractual cash flows for the six months ended June 30, 2020. Management was required to make certain estimates and assumptions in relation to revenue forecasts, timing of revenues and probability of achievement of commercialization of FILSUVEZ. However, management notes that, due to issues outside their control (i.e. regulatory requirements and the commercial success of the product), the timing of when such revenue targets may occur may change. Such changes may have a material impact on the expected cash flows of the CVRs.

Amryt reviews the expected cash flows on a regular basis as the discount on initial recognition is being unwound as financing expenses in the Consolidated Statement of Comprehensive Loss over the life of the obligation. It is reviewed on a quarterly basis and the appropriate finance charge is booked on a quarterly basis. The Group expects to read out top-line data from the Phase 3 trial of FILSUVEZ in Epidermolysis Bullosa (‘‘EB’’) in late Q3 / early Q4 of 2020, followed by applications for approval from the FDA and the EMA, if top-line data is positive. Coupled with this, management has completed its annual forecast and revenues and costs reflect these current expectations.

The total non-cash finance charge recognized in the Condensed Consolidated Statement of Comprehensive Loss for the three and six months ended June 30, 2020 is US$1,493,000 and US$2,941,000, respectively (June 30, 2019: US$nil and US$nil, respectively).

Acquisition of Amryt AG (previously ‘‘Birken’’)

Amryt DAC signed a conditional share purchase agreement to acquire Amryt AG on October 16, 2015 (‘‘Amryt AG SPA’’). The Amryt AG SPA was completed on April 18, 2016 with Amryt DAC acquiring the entire issued share capital of Amryt GmbH. The consideration included contingent consideration comprising milestone payments and sales royalties as follows:

•	Milestone payments of:

o	€10,000,000 on receipt of first marketing approval by the EMA of Episalvan, paid on the completion date (April 18, 2016);

o
Either (i) €5,000,000 once net ex-factory sales of Episalvan have been at least €100,000 or (ii) if no commercial sales are made within 24 months of EMA first marketing approval (being January 14, 2016), €2,000,000 24 months after receipt of such approval, which was paid in January 2018, and €3,000,000 following the first commercial sale;

o	€10,000,000 on receipt of marketing approval by the EMA or FDA of a pharmaceutical product containing Betulin as its API for the treatment of EB;

o	€10,000,000 once net ex-factory sales/net revenue in any calendar year exceed €50,000,000;

o	€15,000,000 once net ex-factory sales/ net revenue in any calendar year exceed €100,000,000;

•	Cash consideration of €150,000, due and paid on the completion date (April 18, 2016); and

•	Royalties of 9% on sales of Episalvan products for 10 years from first commercial sale;

Fair Value Measurement of Contingent Consideration

As of June 30, 2020, the fair value of the contingent consideration was estimated to be US$59,353,000 (December 31, 2019: US$53,048,000). The fair value of the royalty payments was determined using probability weighted revenue forecasts and the fair value of the milestone payments was determined using probability adjusted present values (see Note 15, Fair value measurement and financial risk management, for fair value hierarchy applied). The probability adjusted present values took into account published orphan drug research data and statistics which were adjusted by management to reflect the specific circumstances applicable to the type of product acquired in the Amryt GmbH transaction. A discount rate of 24.4% (December 31, 2019: 24.4%) was used in the calculation of the fair value of the contingent consideration for the six months ended June 30, 2020. Management was required to make certain estimates and assumptions in relation to revenue forecasts, timing of revenues and probability of achievement of commercialization of FILSUVEZ. However, management noted that due to issues outside their control, the timing of when such revenue targets may occur may change. Such changes may have a material impact on the assessment of the fair value of the contingent consideration.

In January 2019, the Group received the results of an unblinded interim efficacy analysis for the Phase 3 trial of FILSUVEZ in EB. This analysis was conducted by an independent data safety monitoring committee and recommended that the trial should continue with an increase of 48 patients in the study to a total of 230 evaluable patients in order to be able to achieve 80% statistical power. In April 2020, given that the EASE study was already close to full enrollment, the Group announced that it had taken advice from an independent expert and concluded that the statistical impact of further patient recruitment would most likely be negligible.  Amryt therefore decided to close the EASE study to further enrollment. The Group expects to read out top-line data from this trial in the second half of 2020, followed by applications for approval from the FDA and the EMA, if top-line data is positive. Coupled with this, management has completed its annual forecast and revenues and costs have been amended to reflect current expectations. These factors have resulted in a change to the probability weighted revenue forecasts and the probability of the adjusted present values which are used in the calculation of the contingent consideration balance and impact the amount being unwound to the consolidated statement of comprehensive loss.

Amryt reviews the contingent consideration on a regular basis as the probability adjusted fair values are being unwound as financing expenses in the Consolidated Statement of Comprehensive Loss over the life of the obligation. The finance charge is being unwound as a financing expense in the Consolidated Statement of Comprehensive Loss on a quarterly basis.

The total non-cash finance charge recognized in the Consolidated Statement of Comprehensive Loss for the three and six months ended June 30, 2020 is US$3,118,000 and US$6,024,000, respectively (June 30, 2019: US$1,913,000 and US$3,851,000, respectively).

6. Loss per share - basic and diluted

The weighted average number of shares in the loss per share (‘‘LPS’’) calculation, reflects the weighted average total actual shares of Amryt Pharma plc in issue at June 30, 2020, as adjusted (see below).

Issued share capital - ordinary shares of £0.06 each

	Number of shares	Weighted average shares
June 30, 2020 (unaudited)	154,498,887	154,498,887
June 30, 2019 (unaudited)	274,817,283	274,817,283
June 30, 2019, as adjusted (unaudited)	45,802,880	45,802,880

The number of shares in issue at June 30, 2019 has been adjusted to reflect the share consolidation on July 10, 2019, whereby each ordinary shareholder received one ordinary share for every six shares held at that date.

The calculation of loss per share is based on the following:

	Three months ended June 30,		Six months ended June 30,
	2020 (unaudited)	2019 (unaudited)	2020 (unaudited)	2019 (unaudited)
Loss after tax attributable to equity holders of the Company (US$’000)	(18,169)	(12,333)	(47,066)	(17,718)
Weighted average number of ordinary shares in issue	154,498,887	45,802,880	154,498,887	45,802,880
Fully diluted average number of ordinary shares in issue	154,498,887	45,802,880	154,498,887	45,802,880
Basic and diluted loss per share (US$)	(0.12)	(0.27)	(0.30)	(0.39)

The basic and diluted loss per share for the three and six month period ended June 30, 2020 of US$0.12 and US$0.30, respectively (June 30, 2019: US$0.27 and US$0.39, respectively) was calculated using the post consolidation number of ordinary shares in issue.

Where a loss has occurred, basic and diluted LPS are the same because the outstanding share options and warrants are anti-dilutive. Accordingly, diluted LPS equals the basic LPS. The share options and warrants outstanding as at June 30, 2020 totalled 34,623,416 (June 30, 2019: 4,654,351 as adjusted) and are potentially dilutive.

7. Intangible assets and goodwill

The following table summarizes the Group’s intangible assets and goodwill:

	Developed technology - metreleptin	Developed technology - lomitapide	In process R&D	Other intangible assets	Total intangible assets	Goodwill
	US$’000
Cost
At January 1, 2019 (audited)	—	—	60,091	258	60,349	—
Additions	—	—	—	74	74	—
Acquired assets	185,000	123,000	—	374	308,374	30,813
Impairment charge	—	—	(4,670)	—	(4,670)	—
Foreign exchange movement	—	—	(1,160)	(5)	(1,165)	—
At December 31, 2019 (audited)	185,000	123,000	54,261	701	362,962	30,813
Additions	—	—	—	280	280	—
Disposals	—	—	—	(246)	(246)	—
Foreign exchange movement	—	—	237	(16)	221	—
At June 30, 2020 (unaudited)	185,000	123,000	54,498	719	363,217	30,813

Accumulated amortization
At January 1, 2019 (audited)	—	—	—	52	52	—
Amortization charge	7,688	4,143	—	126	11,957	—
Foreign exchange movement	—	—	—	—	—	—
At December 31, 2019 (audited)	7,688	4,143	—	178	12,009	—
Amortization charge	14,416	7,768	—	114	22,298	—
Amortization charge on disposals	—	—	—	(246)	(246)
Foreign exchange movement	—	—	—	7	7	—
At June 30, 2020 (unaudited)	22,104	11,911	—	53	34,068	—

Net book value
At December 31, 2019 (audited)	177,312	118,857	54,261	523	350,953	30,813
At June 30, 2020 (unaudited)	162,896	111,089	54,498	666	329,149	30,813

Developed technology on commercially marketed products

In connection with the acquisition of Aegerion in September 2019, the Group acquired developed technology, metreleptin and lomitapide. These intangible assets are amortized over their estimated useful lives and the remaining useful lives for metreleptin and lomitapide are approximately 5.7 and 7.2 years, respectively, as of June 30, 2020.

In-process R&D

As a result of the acquisition of Amryt GmbH, in 2016, the Group recognized in-process R&D costs of US$54,268,000 which is related to the Group’s lead development asset, FILSUVEZ.

Goodwill

During 2019, the Group completed the acquisition of Aegerion, which resulted in aggregate goodwill of US$30,813,000.

The Group reviews events or changes in circumstances that may indicate a triggering event for impairment. As of June 30, 2020 the Group didn’t identify any events or changes in circumstances causing any impairment triggers. In applying its judgement in reviewing potential events or changes in circumstances resulting in impairment triggers, amongst other considerations, Management considered the impact of COVID-19 and noted that the Group has seen little impact on the business to date. As such there was no impairment charge recorded during the three and six months ended June 30, 2020.

8. Trade and other receivables

	As at
	June 30, 2020 (unaudited)	December 31, 2019 (audited)
	US$’000
Trade receivables	35,505	28,607
Accrued income and other debtors	7,908	5,934
VAT recoverable	2,846	1,846
Trade and other receivables	46,259	36,387

9. Cash and cash equivalents
	As at
	June 30, 2020 (unaudited)	December 31, 2019 (audited)
	US$’000
Cash at bank available on demand	66,975	65,197
Restricted cash	151	2,032
Total cash and cash equivalents	67,126	67,229

Cash and cash equivalents include cash at bank available on demand and restricted cash.

At June 30, 2020 and December 31, 2019, there was US$151,000 and US$2,032,000 of restricted cash, respectively. The balance at June 30, 2020 is relating to a deposit on a company credit card facility. Of the US$2,032,000 held in restricted cash at December 31, 2019, $1,219,000 was in an escrow account, which was set-up in accordance with Aegerion’s bankruptcy plan as approved by the U.S. Bankruptcy Court, and it was fully utilized to pay the costs associated with the bankruptcy process.  Additionally, there was no cash held by a third-party distributor at June 30, 2020 (December 31, 2019: US$813,000).

10. Share capital and reserves

Details of issued ordinary shares with a nominal value of Sterling 6 pence (2019: 1 pence) each are in the table below.

Date	Number of ordinary shares	Total Share Capital US$’000	Total Share Premium US$’000
At June 30, 2020 (unaudited)	159,363,543	11,918	2,422
At December 31, 2019 (audited)	159,363,543	11,918	2,422

The number of ordinary shares issued at June 30, 2020 and December 31, 2019 includes treasury shares of 4,864,656.

Share Capital

Share capital represents the cumulative par value arising upon issue of ordinary shares of Sterling 6 pence each.

The ordinary shares have the right to receive notice of, attend and vote at general meetings and participate in the profits of the Company.

Share Premium

Share premium represents the consideration that has been received in excess of the nominal value on issue of share capital net of issue costs and transfers to distributable reserves.

Warrant reserve

The warrant reserve represents zero cost warrants issued as part of the equity raise on September 24, 2019 net of issue costs apportioned to warrants issued and additional warrants issued to certain shareholders on November 14, 2019. Each warrant entitles the holder to subscribe for one ordinary share at zero cost.

Treasury Shares

On November 14, 2019, the Company repurchased a combined 4,864,656 ordinary shares from certain shareholders. In exchange for the ordinary shares, these shareholders were issued an equivalent number of zero cost warrants. These ordinary shares are now held as treasury shares.

Share based payment reserve

Share based payment reserve relates to the charge for share based payments in accordance with IFRS 2.

Merger reserve

The merger reserve was created on the acquisition of Amryt DAC by Amryt Pharma plc in April 2016. Ordinary shares in Amryt Pharma plc were issued to acquire the entire issued share capital of Amryt DAC. Under section 612 of the UK Companies Act 2006, the premium on these shares has been included in a merger reserve.

Reverse acquisition reserve

The reverse acquisition reserve arose during the period ended December 31, 2016 in respect of the reverse acquisition of Amryt Pharma plc by Amryt DAC. Since the shareholders of Amryt DAC became the majority shareholders of the enlarged Group, the acquisition is accounted for as though there is a continuation of Amryt DAC’s financial statements. The reverse acquisition reserve is created to maintain the equity structure of Amryt Pharma plc in compliance with UK company law.

Equity component of convertible notes

The equity component of convertible notes represents the equity component of the US$125,000,000 convertible debt, that was issued on September 24, 2019, and is measured by determining the residual of the fair value of the instrument less the estimated fair value of the liability component. The equity component is recognized in equity and is not subsequently remeasured.

Other distributable reserves

Other distributable reserves comprise the following:

•	Distribution of the share premium amount on November 6, 2019 of US$268,505,000.

•	A deemed distribution of US$47,902,000 arising from the issuance of CVRs.

•
A deemed distribution of US$2,969,000 arising from the scheme of arrangement in September 2019 whereby Amryt Pharma plc, which was incorporated in July 2019, became a 100% shareholder of Amryt Pharma Holdings Limited (formerly named Amryt Pharma plc) (the ‘‘Acquisition of subsidiary without a change of control’’).

Currency translation reserve

The currency translation reserve arises on the retranslation of non-U.S, dollar denominated foreign subsidiaries.

Accumulated deficit

Accumulated deficit represents losses accumulated in previous periods and the current year.

11. Long term loan

	As at
	June 30, 2020 (unaudited)	December 31, 2019 (audited)
	US$’000
Long term loan principal	81,021	81,021
Accrued unpaid interest	4,165	1,435
Unamortized debt issuance costs	(794)	(846)
Long term loan	84,392	81,610

As part of the acquisition of Aegerion on September 24, 2019, Aegerion entered into a new U.S. dollar denominated US$81,021,000 secured term loan debt facility (‘‘Term Loan’’) with various lenders. The Term Loan is made up of a US$54,469,000 loan that was in place prior to the acquisition which was refinanced as part of the acquisition and a US$26,552,000 additional loan that was drawn down on September 24, 2019. The Term Loan has a five-year term from the date of the draw down, September 24, 2019 and matures on September 24, 2024. Under the Term Loan, interest will be payable at the option of the Group at the rate of 11% per annum paid in cash on a quarterly basis or at a rate of 6.5% paid in cash plus 6.5% paid in kind that will be paid when the principal is repaid, which rolls up and is included in the principal balance outstanding, on a quarterly basis. The Term Loan may be prepaid, in whole or in part, by Aegerion at any time subject to payment of an exit fee, which depending on the stage of the loan term, ranges from 5.00% to 0.00% of the principal then outstanding on the Term Loan.

The Term Loan is guaranteed by Amryt and certain subsidiaries of the Group. In connection with the loan agreement, fixed and floating charges have been placed on property and undertakings of Amryt and certain subsidiaries of the Group.

The Term Loan agreement includes affirmative and negative covenants, including prohibitions on the incurrence of additional indebtedness, granting of liens, certain asset dispositions, investments and restricted payments, in each case, subject to certain exceptions set forth in the Loan Agreement. The Term Loan agreement also includes customary events of default for a transaction of this type, and includes (i) a cross-default to the occurrence of any event of default under material indebtedness of Aegerion and certain subsidiaries of the Group and Amryt, including the convertible notes, and (ii) Amryt or any of its subsidiaries being subject to bankruptcy or other insolvency proceedings. Upon the occurrence of an event of default, the lenders may declare all of the outstanding Term Loan and other obligations under the Term Loan agreement to be immediately due and payable and exercise all rights and remedies available to the lenders under the Term Loan agreement and related documentation. There have been no events of default or breaches of the covenants occurring for the six months ended June 30, 2020 and for year ended December 31, 2019.

12. Convertible notes

	As at
	June 30, 2020 (unaudited)	December 31, 2019 (audited)
	US$’000
Issuance of convertible notes	125,000	125,000
Amount classified as equity	(29,210)	(29,210)
Accreted interest	3,125	1,066
Total convertible notes	98,915	96,856

As part of the acquisition, Aegerion issued convertible notes with an aggregate principal amount of US$125,000,000 to Aegerion creditors.

The convertible notes are senior unsecured obligations and bear interest at a rate of 5.0% per year, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2020. The convertible notes will mature on April 1, 2025, unless earlier repurchased or converted.

The convertible notes are convertible into Amryt’s ordinary shares at a conversion rate of 386.75 ordinary shares per US$1,000 principal amount of the convertible notes. If the holders elect to convert the convertible notes, Aegerion can settle the conversion of the convertible notes through payment or delivery of cash, common shares, or a combination of cash and common shares, at its discretion. As a result of the conversion feature in the convertible notes, the convertible notes were assessed to have both a debt and an equity component. The two components were assessed separately and classified as a financial liability and equity instrument. The financial liability component was measured at fair value based on the discounted cash flows expected over the expected term of the notes using a discount rate based on a market interest rate that a similar debt instrument without a conversion feature would be subject to. Refer to Note 10, Share capital and reserves, for further details on the equity component of the convertible notes.

From September 24, 2019 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert all or any portion of their convertible notes, in multiples of US$1,000 principal amount, at the option of the holder.

The indenture does not contain any financial covenants and does not restrict the Group’s ability to repurchase securities, pay dividends or make restricted payments in the event of a transaction that substantially increases the Group’s level of indebtedness in certain circumstances.

The indenture contains customary terms and covenants and events of default. If an event of default (other than certain events of bankruptcy, insolvency or reorganization involving Aegerion, Amryt and certain subsidiaries of the Group) occurs and is continuing, the trustee by notice to Aegerion, or the holders of at least 25% in principal amount of the outstanding convertible notes by written notice to Aegerion and the trustee, may declare 100% of the principal of and accrued and unpaid interest, if any, on all of the convertible notes to be due and payable. Upon such a declaration of acceleration, such principal and accrued and unpaid interest, if any, will be due and payable immediately. Upon the occurrence of certain events of bankruptcy, insolvency or reorganization involving Aegerion, 100% of the principal and accrued and unpaid interest, if any, on the convertible notes will become due and payable automatically. Notwithstanding the foregoing, the indenture provides that, upon Aegerion’s election, and for up to 180 days, the sole remedy for an event of default relating to certain failures by Aegerion to comply with certain reporting covenants in the indenture consists exclusively of the right to receive additional interest on the convertible notes. There have been no events of default or breaches of the covenants occurring for the six months ended June 30, 2020 and for year ended December 31, 2019.

13. Provisions and other liabilities

	As at
	June 30, 2020 (unaudited)	December 31, 2019 (audited)
	US$’000
Non-current liabilities
Provisions and other liabilities	—	3,910
Leases due greater than 1 year	4,734	1,053
	4,734	4,963
Current liabilities
Provisions and other liabilities	18,620	23,047
Leases due less than 1 year	702	571
	19,322	23,618
Total provisions and other liabilities	24,056	28,581

Legal matters

Prior to the acquisition of Aegerion by Amryt, Aegerion entered into settlement agreements with governmental entities including the Department of Justice (‘‘DOJ’’) and the FDA in connection with JUXTAPID investigations. The settlement agreements require Aegerion to pay specified fines and engage in regulatory compliance efforts. The settlements that remain due as a current liability and a non-current liability is US$12,028,000 and US$nil, respectively, as of June 30, 2020 (December 31, 2019: US$15,547,000 and US$3,910,000, respectively).

Other legal matters

The Group recognizes a liability for legal contingencies when it believes that it is both probable that a liability has been incurred and that it can reasonably estimate the amount of the loss. The Group reviews these accruals and adjusts them to reflect ongoing negotiations, settlements, rulings, advice of legal counsel and other relevant information. To the extent new information is obtained and the Group’s views on the probable outcomes of claims, suits, assessments, investigations or legal proceedings change, changes in the Group’s liability accrual would be recorded in the period in which such determination is made. At June 30, 2020 and December 31, 2019, the Group had recognized liabilities of US$6,592,000 and US$7,500,000, respectively, in relation to ongoing legal matters.

14. Leases

At June 30, 2020 and December 31, 2019, there were lease liabilities of US$5,436,000 and US$1,624,000, respectively, see Note 13 Provisions and other liabilities. During the period ended June 30, 2020 there were two new leases entered into in the Group, the details of which are outlined below.

In February 2020, the Group entered an 8-year term lease for its U.S. operational office, located in Boston, Massachusetts (the “Boston lease”). The lease commenced in June 2020 and the aggregate lease payment over the lease term is approximately US$2,100,000. On initial recognition, the right-of-use asset associated with the Boston lease was US$1,381,000, which was recorded in property, plant and equipment and the corresponding lease liabilities of the same amount were recorded in current provisions and other liabilities and non-current provisions and other liabilities, US$148,000 and US$1,233,000, respectively.

In June 2020, the Group entered a 20-year term lease for its headquarters, located in Dublin, Ireland (the “Dublin lease”). The lease commenced in June 2020 and the aggregate lease payments over the non-cancellable lease term is approximately US$5,420,000. On initial recognition, the right-of-use asset associated with the Dublin lease was US$2,965,000, which was recorded in property, plant and equipment and the corresponding lease liabilities of the same amount were recorded in current provisions and other liabilities and non-current provisions and other liabilities, US$110,000 and US$2,855,000, respectively.

The right-of-use assets associated with the Dublin and Boston leases represent the Group’s right to use the underlying assets during the respective lease term and the related lease liabilities represent the Group’s obligation to make lease payments arising from the leases. Both the right-of-use assets and the corresponding liabilities are recognized at the commencement date of the leases based upon the present value of lease payments over the lease term. As the Group’s leases do not provide an implicit rate, when determining the lease liabilities, the Group estimated the incremental borrowing rate with reference to the interest rate from the Term Loan entered in September 2019.

Both the Dublin and Boston leases do not contain purchase options. The Boston lease contains renewal options that can be exercised at the discretion of the Group, and the Group only includes renewal option in the lease term when it is reasonably certain to exercise such option. The Dublin lease includes a termination option that can be exercised at the discretion of the Group on the 12th year of the lease term, the Group includes in the lease term periods that are covered by the termination option where it is reasonably certain that the option will be not be taken and the exercise of the termination option is subject to a penalty.

15. Fair value measurement and financial risk management

Categories of financial instruments

	As at
	June 30, 2020 (unaudited)	December 31, 2019 (audited)
	US$’000
Financial assets (all at amortized cost):
Cash and cash equivalents	67,126	67,229
Trade receivables	35,505	28,607
Total financial assets	102,631	95,836

Financial liabilities:
At amortized cost
Trade payables and accrued expenses	88,528	75,800
Lease liabilities	5,436	1,624
Other liabilities	12,028	19,457
Convertible notes	98,915	96,856
Long term loan	84,392	81,610
Contingent value rights	52,354	49,413
At fair value
Contingent consideration	59,353	53,048
Total financial liabilities	401,006	377,808
Net	(298,375)	(281,972)

Financial instruments evaluated at fair value can be classified according to the following valuation hierarchy, which reflects the extent to which the fair value is observable:

•	Level 1: fair value evaluations using prices listed on active markets (not adjusted) of identical assets or liabilities.

•
Level 2: fair value evaluations using input data for the asset or liability that are either directly observable (as prices) or indirectly observable (derived from prices), but which do not constitute listed prices pursuant to Level 1.

•	Level 3: fair value evaluations using input data for the asset or liability that are not based on observable market data (unobservable input data).

The contingent consideration has been valued using Level 3. The contingent consideration comprises:

•
Contingent consideration relating to the acquisition of Amryt GmbH (see Note 5, Business combinations and asset acquisitions) that was measured at US$59,353,000 as at June 30, 2020 (December 31, 2019: US$53,048,000). The fair value comprises royalty payments which was determined using probability weighted revenue forecasts and the fair value of the milestones payments which was determined using probability adjusted present values.

Impact of key unobservable input data

•	An increase of 10% in estimated revenue forecasts would result in an increase to the fair value of US$4,186,000. A decrease would have the opposite effect.

•	A 5% increase in the discount factor used would result in a decrease to the fair value of US$10,067,000. A decrease of 5% would result in an increase to the fair value of US$13,531,000.

•	A six-month delay in the launch date for FILSUVEZ for EB would result in a decrease to the fair value of US$4,792,000.

16. Events after the reporting period

COVID-19

Since a novel strain of coronavirus (SARS-CoV-2) causing a disease referred to as COVID-19 was first reported in December 2019, the disease has spread across the world, including countries in which we have patients and in which we have planned or active clinical trial sites.  The outbreak and government measures taken in response have had a significant impact, both direct and indirect, on all businesses and commerce as supply chains have been disrupted, facilities and production have been suspended and demand for certain goods and services has spiked while demand for other goods and services has fallen.  As COVID-19 continues to spread around the globe, Amryt may experience disruptions that could affect its business, preclinical studies and clinical trials.

In response to the spread of COVID-19, Amryt has closed its executive offices with its administrative employees continuing their work outside of our offices and limited the number of staff in Amryt’s manufacturing facility in Germany.  Amryt provides therapeutic products to HoFH and lipodystrophy patients globally on a recurring basis. Once lomitapide (for the treatment of HoFH) or metreleptin (for the treatment of lipodystrophy) is prescribed by physicians, patients are typically on treatment over a long period of time with repeat prescriptions for each patient.

Exercise of Warrants & Issue of Ordinary Shares

On July 9, 2020, the Company announced that an institutional investor exercised subscription rights relating to 4,000,000 zero cost warrants. These warrants were issued in September 2019 as part of the Company’s acquisition of Aegerion. To satisfy the exercise of the warrants the Company issued 4,000,000 shares of £0.06 each to the institutional investor.